UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Sentage Holdings Inc.’s 2022 Annual General Meeting

The 2022 annual general meeting of shareholders (the “Meeting”) of Sentage Holdings Inc. (the “Company”) was held at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, on August 1, 2022, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SNTG2022, pursuant to notice duly given.

At the close of business on July 6, 2022, the record date for the determination of shareholders entitled to vote at the Meeting, there were 14,000,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 9,856,857 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted ordinary resolutions that:

1.	Ms. Qiaoling Lu be re-elected as a director of the Company to hold office until the next annual general meeting;
2.	Mr. Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting;
3.	Mr. Michael John Viotto be re-elected as a director of the Company to hold office until the next annual general meeting;
4.	Mr. Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting;
5.	Mr. Shengsong Wang be re-elected as a director of the Company to hold office until the next annual general meeting; and
6.	(A) the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before August 12, 2022 and such date shall be announced by the Company;

(B) on the effective date, the authorized share capital of the Company shall be US$50,000, divided into 10,000,000 ordinary shares of a nominal or par value of US$0.005 each;

(C) the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one ordinary share in lieu of any fractional share that would have resulted from the Share Consolidation.

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Approve Re-election of Ms. Qiaoling Lu as a Director of the Company	9,824,787	31,237	833
2	Approve Re-election of Mr. Yiheng Guo as a Director of the Company	9,824,787	31,137	933
3	Approve Re-election of Mr. Michael John Viotto as a Director of the Company	9,817,846	38,078	933
4	Approve Re-election of Mr. Angel Colon as a Director of the Company	9,749,946	105,978	933
5	Approve Re-election of Mr. Shengsong Wang as a Director of the Company	9,734,046	121,878	933
6	Approve Share Consolidation of the Company’s Ordinary Shares	9,733,669	122,065	1,123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2022

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer